

SI 16014871 N

SEC
Mail Processing
Section
MAR 07 2016
Washington DC
409

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| SEC FILE NUMBER |
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JGV

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Broadway - Suite 1701
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ying Cui, CEO 212-343-8888
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

| PO Box 2555 | Hamilton Square | NJ | 08690 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JG

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# OATH OR AFFIRMATION

I, Ying Cui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



OFFICIAL SEAL
AMARILLIS J. HERNANDEZ
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires 12-26-2017


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Univest Securities, LLC

***FINANCIAL STATEMENTS***

***AND***

***SUPPLEMENTARY INFORMATION***

**For the Year Ended**

**December 31, 2015**

**MICHAEL T. REMUS**
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members'
**Univest Securities, LLC**

I have audited the accompanying financial statements of Univest Securities, LLC (a New York Limited Liability Company) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Univest Securities, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Univest Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Univest Securities, LLC's financial statements. The supplemental information is the responsibility of Univest Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 29, 2016

**UNIVEST SECURITIES, LLC**
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

## ASSETS

| | |
|---|---|
| Current Assets | |
| Cash equivalent | $ 379,811 |
| Cash bank | 192,058 |
| Other receivable | 17,913 |
| Deposit with Clearing broker | 50,000 |
| Firm Trading equity | 189,420 |
| Total Current Assets | 829,202 |
| Property and Equipment | |
| Furniture & fixtures | 14,170 |
| Computer equipment | 67,748 |
| Automobiles | 23,300 |
| | 105,218 |
| Less: Accumulated depreciation | (105,218) |
| | 0 |
| Other Assets | |
| Petty cash | 132 |
| Total Assets | $ 829,334 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities | |
| Commission payable | $ 16,003 |
| Stock borrowed | 36,248 |
| Short option | 620 |
| Other payable | 18,116 |
| Payroll tax payable | 1,609 |
| Salary payable | 18,791 |
| Total Current Liabilities | 91,387 |
| Total Liabilities | 91,387 |
| Stockholders' Equity | |
| Common stock, no par, Authorized 200 shares, 200 shares issued and outstanding | 232,500 |
| Additional Paid-in Capital | 505,047 |
| Net Income | 400 |
| Total Stockholders' Equity | 737,947 |
| Total Liabilities and Stockholders' Equity | $ 829,334 |

See accompanying notes.

**UNIVEST SECURITIES, LLC**
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 140,119 |
| Net trading loss | | (44,036) |
| Other income | | 6,562 |
| Mutual fund income | | 34,666 |
| Annuity income | | 57,651 |
| Life insurance commission | | 3,925 |
| Rental income | | 9,188 |
| Dividends | | 1,094 |
| Interest income | | 29 |
| Finance service | | 1,600 |
| Stock certificate processing | | 24,904 |
| Amazon internet sale, net | | 1,336,100 |
| | | 1,571,802 |
| OPERATING EXPENSES | | |
| Employee compensation | | 102,369 |
| Occupancy | | 5,450 |
| Communication | | 425 |
| Market related data | | 5,904 |
| Consulting & service fees | | 91,175 |
| Professional fees | | 6,496 |
| Regulatory fees | | 14,367 |
| Commissions to other brokers | | 60,068 |
| Amazon internet sale cost | | 1,249,719 |
| Insurance | | 17,801 |
| Utilities | | 4,209 |
| Payroll & other taxes | | 4,901 |
| General & administrative | | 13,208 |
| | | 1,576,092 |
| Loss before tax | | (4,290) |
| Income tax benefit | | 4,690 |
| Net Income | $ | 400 |

See accompanying notes.

TO CLAIMS OF CREDITORS
Year Ended December 31, 2015

| | | |
|---|---|---|
| Subordinated Liabilities at December 31, 2014 | $ | - |
| Increases | | - |
| Decreases | | - |
| Subordinated Liabilities at December 31, 2015 | $ | - |

See accompanying notes.

**UNIVEST SECURITIES, LLC**
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2015

| | Common Stock Number of Shares | | Amount | | Additional Paid-in Capital | | Net Income | | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2014 | 200 | $ | 232,500 | $ | 809,309 | $ | (304,262) | $ | 737,547 |
| Current year activity - reclass prior year deficit | | | | | (304,262) | | 304,262 | | 0 |
| Income from operations | | | - | | - | | 400 | | 400 |
| Balance at December 31, 2015 | 200 | $ | 232,500 | $ | 505,047 | $ | 400 | $ | 737,947 |

See accompanying notes.

**UNIVEST SECURITIES, LLC**

STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---|
| Net Income | $ | 400 |
| Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities: | | |
| Adjustment | | (1,626) |
| (Increase) Decrease in Operating Assets: | | |
| Commission receivable | | 16,118 |
| Other receivable | | (17,913) |
| Investment in securities | | 11,592 |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts payable, accrued expenses & other liabilities | | (31,287) |
| Net cash used in operating activities | | (22,716) |
| **Cash Flows From Investing Activities** | | |
| Proceeds from sale of property | | 73,000 |
| Net cash provided by investing activities | | 73,000 |
| **Cash Flows From Financing Activities** | | - |
| Net increase in cash | | 50,284 |
| Cash and cash equivalents at Beginning of Year | | 521,717 |
| Cash and cash equivalents at End of Year | $ | 572,001 |
| Supplemental Disclosures | | |
| Cash paid for income taxes | $ | 500 |
| Cash paid for interest | | 595 |

See accompanying notes.

## 1 Organization and Nature of Business

Univest Securities, LLC (the Company) was organized in the State of New York in November, 1993 and elected to be treated as a limited liability company on January 15, 2015. The Company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

## 2 Significant Accounting Policies

*(a) Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

*(b) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*( c) Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

*(d) Accounts Receivable*

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2015 and believes they are all collectible. Accounts receivable are not collateralized.

*(e) Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of six years for equipment and thirty years for property.

Property and equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

*(f) Revenue Recognition*

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenue from products sold on the internet is recorded when the product is sold.

*(g) Income Taxes*

The Company, with the consent of its members, has elected under the Internal Revenue Code to be treated as an limited liability company. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2015 and there are no open tax years prior to 2012. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2015.

*(h) Advertising and Marketing*

Advertising and marketing costs of $1,888 are expensed as incurred.

*(i) General and Administrative Expenses*

General and administrative costs are expensed as incurred.

*(j) Subsequent Events*

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 29, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

*Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value & Note 8 Financial Instruments"

## 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $709,652 which was $609,652 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 0.0768 to 1.

## 4 Leases

During the year the Company conducted some of its operations from facilities that were leased under a month to month operating lease agreement. The lease can be terminated by either party with 30 days notice.

Rental expense under this lease for the year ended December 31, 2015 was $5,450.

## 5 Credit Risk and Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. Cash and securities held at LEK Securities are insured by SIPC up to a maximum of $500,000 of which $250,00 may be cash. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities transactions.

## 6 Fair Value

Cash and cash equivalents, accounts receivable, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

| | *Level 1* |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 572,001 |
| Other receivable | 17,913 |
| | $ 589,914 |
| | |
| Liabilities | |
| Accounts payable and accrued expenses | $ (91,387) |

## 7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

## 8 Financial Instruments

Investments are presented in the financial statements at fair value and are considered a *Level 1* input due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above). The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

## 9 Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis. Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## 10 Related Party Transaction

During the year the Company paid its principal member a salary in the amount of $45,400.

During the year the Company sold a building to its principal members for $73,000.

## 11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2015 the Company had implemented such policies and procedures.

## Supplementary Information

## Pursuant to Rule 17a-5 of the

## Securities Exchange Act of 1934

## As of December 31, 2015

**MICHAEL T. REMUS**
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690

**Tel:** 609-540-1751
**Fax:** 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
**Univest Securities, LLC**

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Univest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Univest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) Univest Securities, LLC stated that Univest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Univest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Univest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 29, 2016

**UNIVEST SECURITIES, LLC**

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1

Year Ended December 31, 2015

Schedule I

NET CAPITAL

| | | |
|---|---|---|
| Common stock | $ | 232,500 |
| Additional Paid-In Capital | | 505,047 |
| Net income | | 400 |
| Total Credits | | 737,947 |
| **Debits** | | |
| Receivables | | 17,913 |
| Property & equipment less accumulated depreciation | | - |
| Other non-allowable | | 132 |
| Haircuts - Options | | 103 |
| - other securities | | 28,060 |
| Total Debits | | 28,295 |
| NET CAPITAL | $ | 709,652 |

CAPITAL REQUIREMENTS

| | | |
|---|---|---|
| 6 2/3 % of aggregate indebtedness | $ | 3,631 |
| Minimum capital requirement | | 100,000 |
| Net capital in excess of requirements | $ | 609,652 |

Ratio of Aggregate Indebtedness to Net Capital: 0.0768 to 1

**Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2015)**

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

| | | |
|---|---|---|
| Net Capital, as reported in Company's Part II unaudited Focus Report | $ | 709,652 |
| Net Capital, per above | | 709,652 |
| Difference | $ | - |

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2015.

**Univest Securities, LLC**

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2015

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

**Univest Securities, LLC**

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2015

**"EXEMPT UNDER 15c3-3 (k)(2)(ii)**

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, LLC has not engaged in the clearing of any securities and did not hold customer funds or securities during the year ended December 31, 2015 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $100,000.

# Univest Securities, LLC

## Exemption Report pursuant to SEC Rule 17a-5
## For the Year Ended December 31, 2015

***Univest Securities,LLC Exemption Report***

Univest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2014, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Univest Securities, Inc.

I, Ying Cui, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Ying Cui
President / CCO

**UNIVEST SECURITIES, LLC**

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2015

AGGREGATE INDEBTEDNESS:

| | | |
|---|---|---|
| Commission payable | $ | 16,003 |
| Other payable | | 18,116 |
| Fed tax W/H Payable | | 906 |
| NYS tax W/H Payable | | 703 |
| Salary payable | | 18,791 |
| Total Aggregate Indebtedness | $ | 54,519 |

**MICHAEL T. REMUS**
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Univest Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Univest Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, LLC and SIPC, solely to assist you and the other specified parties in evaluating Univest's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Univest Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 29, 2016

**UNIVEST SECURITIES, LLC**
**SIPC General Assessment Reconcilaition**
**Decenber 31, 2015**

General Assessment Calculation

| | | |
|---|---|---|
| Total Revenue | $ | 1,614,744 |
| Revenue exempt from assessment | | 1,509,788 |
| | | 104,956 |
| Rate | | 0.0025 |
| General Assessment Due | | 262 |
| Less Payments: SIPC 6 | | (168) |
| Plus: Interest | | |
| Remaining Assessment Due | | 94 |
| Paid with SIPC 7 | | (94) |
| Balance Due | $ | 0 |

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.